SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February 2004

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

March 3, 2004	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig secures new contract for West Navigator

STAVANGER, Norway, February 2, 2004 — Smedvig has been awarded a letter of intent by Norsk Hydro/Statoil for the assignment of the deepwater drillship West Navigator. The contract value is estimated to US$ 13 million, including mobilization fees.

The new assignment includes drilling of two exploration wells, Alve and Linerle, in the Norwegian Sea, and commencement is scheduled for March 15, 2004. The drilling period is estimated to a total of 65 days, which will keep the unit employed until ultimo May 2004.

“In an improved market, Smedvig has during the last six weeks secured drilling contracts for more than NOK 2 billion (US$ 287 million)”, says CEO Kjell E Jacobsen in Smedvig asa.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering services and wireline operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig secures new contracts for West Navigator

STAVANGER, Norway, February 13, 2004 — Smedvig has been awarded two letters of intent by Chevron Texaco and ADTI (on behalf of Amerada Hess) for the deepwater drillship West Navigator. The assignments cover drilling of two exploration wells west of Shetland with duration of approximately 70 days and an estimated contract value of US$ 15 million.

Commencement is scheduled ultimo May 2004 in direct continuation of the Norsk Hydro/Statoil contract. The drillship will thereafter continue to Mauritania in West Africa for the scheduled drilling campaign for Woodside.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering services and wireline operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig reports improved operating profit for 2003

STAVANGER, Norway, February 18, 2004 — Smedvig reports preliminary consolidated operating profit for 2003 of NOK 530 million as compared to NOK 413 million in the previous year. The result reflects efficient operations and higher utilization of the Company’s fleet of drilling units. Operating profit for the fourth quarter amounted to NOK 150 million as compared to NOK 176 million in the previous quarter.

Net financial expenses for the year were NOK 38 million as compared to NOK 169 million in the previous year. The improvement was attributable to a reduction in interest expenses and gains on currency forward contracts. For the fourth quarter, net financial items amounted to an income of NOK 4 million.

Consolidated net loss for the year was NOK 88 million as compared to a net loss of NOK 802 million in 2002. The loss was a result of the outcome of the ruling in the Balder litigation partly offset by the income from the settlement with the Singapore shipyard Keppel Fels. Net income for the fourth quarter was NOK 262 million as compared to net income of NOK 137 million for the previous quarter.

Earnings per share were minus NOK 0.71 in 2003 as compared to minus NOK 9.74 in 2002.

The Board proposes a dividend of NOK 1.25 per share for 2003, up from NOK 1.00 in 2002.

Operating profit for Mobile Units amounted to NOK 129 million as compared to an operating loss of NOK 87 million in 2002. The increase was attributable to higher utilization of the drilling units as well as reduced non-recurring operating expenses. The utilization rate for the mobile units averaged 89 percent in 2003 as compared to 76 percent in 2002. For the fourth quarter, the operating profit was NOK 28 million as compared to NOK 69 million in the previous quarter.

Operating profit for Tender Rigs amounted to NOK 326 million as compared to NOK 443 million in 2002. The reduction was primarily due to lower utilization rate for the tender rig fleet, averaging 94 percent as compared to 99 percent in 2002, as three units had planned yard-stays. The result was also impacted by lower average NOK/US$ exchange rate. For the fourth quarter, operating profit amounted to NOK 102 million as compared to NOK 91 million in the previous quarter.

Operating profit for Well Services amounted to NOK 88 million as compared to NOK 63 million in 2002. The increase was mainly due to improved cost performance. For the fourth quarter, operating profit amounted to NOK 22 million in line with the previous quarter.

Kjell E Jacobsen, Chief Executive Officer, commented: “Smedvig’s improved operating profit for 2003 reflects a solid operational performance as well as a higher utilization rate for the company’s drilling fleet. Smedvig has secured drilling contracts with a gross value of more than NOK 2 billion during the last two months, and has currently an average contract backlog of 16 months for the mobile units and 22 months for the tender rigs.”

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Kjell E Jacobsen, CEO / Alf C Thorkildsen, CFO +47 51 50 99 00

A telephone conference regarding Smedvig’s preliminary results will be arranged Wednesday February 18, at 11:00 a.m. New York time, 5:00 p.m. Norwegian time. Call-in numbers are: US (800) 374-0724, International (706) 634-1387. Replays are available from February 18, 12:45 p.m. (NY) until February 25, 11:55 p.m. at US (800) 642-1687, International (706) 645-9291, access code 5266785.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering services and wireline operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no